UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 333-124100

VWR Funding, Inc.
and the subsidiary guarantors listed on Schedule A
(Exact name of registrant as specified in its charter)

Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087
(610) 386-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.25% Senior Notes due 2017
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports: (1)

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None

(1)
On April 24, 2013, VWR Funding, Inc. (the “Company”) registered its 7.25% Senior Notes due 2017 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s duty to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2014, because the Securities were held of record by less than 300 persons as of that date. The Company continued to file reports on a voluntary basis. On September 28, 2015, the Company redeemed all the Securities. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.

Pursuant to the requirements of the Exchange Act, VWR Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 5, 2015	By:	/s/ Douglas J. Pitts
		Name:	Douglas J. Pitts
		Title:	Vice President and Corporate Controller

Note: The co-registrants listed on Schedule A are guarantors of the securities covered by this Form 15. The co-registrants are exempt from the reporting requirements under Section 15(d) pursuant to Rule 12h-5 of the Exchange Act. For purposes of clarity, the co-registrants have filed this Form 15. This Form 15 is not intended as an admission that the co-registrants were previously subject to the reporting requirement under Section 15(d) of the Exchange Act or that Rule 12h-5 of the Exchange Act was not applicable.

Schedule A
Table of Co-Registrants

Exact name of registrant as specified in its charter (1)	State or other jurisdiction of incorporation or organization	IRS Employer Identification Number
VWR Management Services, LLC	Delaware	59-3830720
VWR International, LLC	Delaware	91-1319190
AMRESCO, LLC	Ohio	34-1194130
BioExpress, LLC	Utah	87-0418368
VWR Chemicals, LLC (f/k/a Anachemia Chemicals, LLC)	New York	80-0745252
VWR Global Holdings, Inc. (f/k/a VWR, Inc.)	Delaware	51-0397263

(1)
Address, including zip code, and telephone number, including area code, of the principal executive offices of each subsidiary guarantor listed in Schedule A is c/o VWR Corporation, Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087 and the telephone number is (610) 386-1700.